SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated March 17, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

Buenos Aires, March 17, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Report of Relevant Matter

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to attach the letter that the Company has received from its indirect controlling shareholder Sofora Telecomunicaciones S.A.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Reponsible for Market Relations

Buenos Aires, March 17, 2017

Telecom Argentina S.A.

Telecom Personal S.A.

Alicia Moreau de Justo 50, 13th Floor

CABA

Nortel Inversora S.A.

Alicia Moreau de Justo 50, 13th Floor

Members of the Board of Directors

Dear Sirs,

I am writing to you as Chairman of Sofora Telecomunicaciones S.A. (“Sofora” or the “Company”) to inform you that our shareholders have expressed their wish that our board of directors, as well as the board of directors of our subsidiaries, Nortel Inversora S.A., Telecom Argentina S.A. and Telecom Personal S.A., evaluate a corporate reorganization, with Telecom Argentina S.A. as the surviving company, with the aim of concluding such reorganization this fiscal year. This project seeks to simplify the shareholding structure of Telecom Argentina S.A. in line with international standards and market practices.

Further to the above, I hereby also inform you that it has been agreed that Sofora amortizes, pursuant to the terms of Article 223 of the General Law of Corporations No. 19,550, the shares owned by W de Argentina Inversiones S.A. (“WAI”) as follows: (i) first, 17% of the capital stock of Sofora and (ii) once the corresponding regulatory requirements have been met, the remaining 15% of WAI’s stake in Sofora.

Once both amortizations are consummated, Fintech Telecom LLC will control 100% of the share capital of Sofora, consolidating all of the economic and corporate rights of the Company.

Sincerely,

_____________________

Saturnino J. Funes

Chairman

Sofora Telecomunicaciones S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 20, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations